SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Corporation Savings Plan
225 Byers Road
Miamisburg, Ohio 45342

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Corporation Savings Plan
(Name of Plan)

DATE June 25, 2003

/s/ Timothy G. Howard
Timothy G. Howard
Huffy Corporation Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Consent

Retirement Committee
Huffy Corporation Savings Plan:

We consent to the incorporation by reference to the Registration Statement (No. 33-44571) on Form S-8 of Huffy Corporation of our report dated June 25, 2003, related to the statements of net assets available for benefits of the Huffy Corporation Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Huffy Corporation Savings Plan.

KPMG LLP

Cincinnati, Ohio
June 25, 2003



HUFFY CORPORATION SAVINGS PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

With Independent Auditors' Report Thereon

HUFFY CORPORATION SAVINGS PLAN

Table of Contents



1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

Retirement Committee
Huffy Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Huffy Corporation Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2003

HUFFY CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value (note 3):			
Mutual funds	$	11,853,202	13,653,042
Securities of participating employer		504,432	548,482
Participant loans		259,513	157,830
Total investments		12,617,147	14,359,354
Receivables:			
Employer's contribution		1,998	11,158
Participants' contribution		7,904	47,146
Total receivables		9,902	58,304
Total assets		12,627,049	14,417,658
Liabilities:			
Accrued administrative expenses		11,000	17,137
Net assets available for benefits	$	12,616,049	14,400,521

See accompanying notes to financial statements.

HUFFY CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Investment income (loss):			
Net depreciation in fair value of investments (note 3)	$	(2,975,887)	(2,460,855)
Interest and dividends		328,324	395,461
Total investment loss		(2,647,563)	(2,065,394)
Contributions:			
Employer		224,353	227,284
Participants		1,012,290	1,022,285
Total contributions		1,236,643	1,249,569
Transfers from other plan		1,063,687	—
		(347,233)	(815,825)
Benefits paid to participants		1,424,514	2,425,344
Administrative expenses		12,725	23,360
		1,437,239	2,448,704
Net decrease		(1,784,472)	(3,264,529)
Net assets available for benefits:			
Beginning of year		14,400,521	17,665,050
End of year	$	12,616,049	14,400,521

See accompanying notes to financial statements.

HUFFY CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following description of the Huffy Corporation Savings Plan, as amended and restated effective January 1, 1997 (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Corporation (the Company). Salaried employees who have attained age 21 are eligible to participate in the Plan the first day of the month following employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered 11 mutual fund investment options with varying degrees of risk and an option to invest in the Huffy Corporation Common Stock Fund. The 12 investment options available under the Plan are listed below:

- Huffy Corporation Common Stock Fund – Funds are invested in common stock of Huffy Corporation. The fund also holds a limited amount of short-term investments.
- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Barclays Global Investors S&P 500 Stock Fund (replaced Vanguard 500 Index Fund effective December 11, 2001) – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust Fund– Funds are managed for long-term capital growth and current income through investment in income producing equity securities.
- PIMCO Total Return Fund (replaced Vanguard Inter-Term Bond Index Fund effective December 11, 2001) – Funds seek total return consistent with preservation of capital.
- MFS Mid-Cap Growth Fund (replaced MFS Emerging Growth Fund effective December 11, 2001) – Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.

- Franklin Balance Sheet Fund (replaced Franklin Small Cap Growth Fund effective December 11, 2001) – Funds seek total return through investment in equity securities judged to be undervalued.
- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard and Poor's 500.
- Conservative Portfolio Option – Funds are managed by investment in a combination of holdings in bonds and stocks for long-term stability and growth.

(b) Contributions

A participant may contribute up to 50% of compensation (20% of compensation prior to July 1, 2002), not to exceed the limits established by the Internal Revenue Code of 1986 (the Code).

Under the Plan, the Company's matching contribution is equal to 33.3% of the first 6% of before-tax compensation contributed by each participant. The Plan also permits discretionary Company contributions, which if not allocated pursuant to the foregoing formula will be allocated in the proportion which each participant's contribution bears to all participants' contributions made since the most recent allocation. To date, no such discretionary contributions have been made under the Plan.

The Company's matching contribution is made 50% in cash and 50% in the Company's common stock. Participants are restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of participation in the Plan or age 50.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon and, upon attainment of age 65, death, disability, retirement or termination of the Plan, are 100% vested in employer contributions. Generally, employer contributions vest over a five year calendar period in increments of 20% per year. Effective July 1, 2001, the Plan was amended such that participants who earn an hour of service on or after July 1, 2001, will be credited with a vesting year for each one year period of service, as defined, beginning on the employee's employment date, without regard to whether the employee elected to participate in the Plan.

Effective December 17, 1999, each participant whose employment with Huffy Bicycle Division terminated as a result of the cessation of production of the plants located in Farmington, Missouri, and Southaven, Mississippi, became fully vested in his or her account balance.

(Continued)

(e) Benefit Payments

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary employee contributions.

(f) Loans

Participants may borrow up to 50% of their vested account balance. All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(g) Forfeitures

Forfeited nonvested accounts of participants who terminate employment are held in a fund within the MFS Fixed Fund and allocated at the Company's discretion. Forfeitures may be used to either reduce employer contributions or administrative expenses and trust fees. Effective January 1, 2003, forfeitures will be used to first reduce employer matching contributions and then administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Investments

Participants' loans are recorded at the unpaid principal balances of the individual loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(c) Administrative Expenses

Trustee fees and other administrative expenses are paid by the Plan.

(d) Use of Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from those estimates and assumptions.

(Continued)

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2002 and 2001, the following investments were in excess of 5% of net assets available for benefits:

		December 31,	
		2002	2001
Mutual Funds:			
MFS Mid-Cap Growth Fund	$	1,663,484	3,693,738
American Balanced Fund		1,647,548	1,618,060
Franklin Balance Sheet Fund		1,554,252	1,401,443
MFS Fixed Fund		1,510,919	886,386
Massachusetts Investors Trust		1,363,152	1,768,054
MFS Bond Fund		1,140,053	986,465
Barclays Global Investors S&P 500 Stock Fund		1,026,869	1,398,235
PIMCO Total Return Fund		653,370	558,927
MFS Value Fund		650,244	490,271
American EuroPacific Growth Fund		639,231	846,621
Securities of participating employer–			
Huffy Corporation Common Stock Fund		504,432	548,482

During 2002 and 2001, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		Year ended December 31,	
		2002	2001
Securities of participating employer	$	(52,996)	120,809
Mutual funds		(2,922,891)	(2,581,664)
Net change in fair value	$	(2,975,887)	(2,460,855)

(Continued)

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

	2002	2001
Net assets:		
Mutual funds	$ 1,514,999	$ 891,228
Securities of participating employer	504,432	548,482
Changes in net assets:		
Net appreciation (depreciation)	(52,996)	120,689
Dividends	57,598	45,311
Participants' contributions	82,598	59,779
Employer's contribution	135,474	97,814
Benefits paid	(143,739)	(454,820)
Interfund transfers	471,033	(587,129)

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA.

(6) Federal Income Taxes

The IRS issued its latest determination letter on September 4, 2002, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Code, and therefore were exempt from Federal income taxes. The Plan has been amended since receiving its determination letter. In the opinion of the Plan administrator, the Plan is currently being operated within the terms of the Plan, and in the opinion of the Plan's ERISA counsel, the Plan is designed and remains qualified under the applicable provisions of the Code. The Plan has completed the required compliance testing under the Internal Revenue Code and was found to be in compliance.

(7) Plan Amendments

Effective January 1, 2003, forfeited nonvested accounts of participants who terminate employment will be used first to reduce employer contributions and then administrative expenses and trust fees. Any remaining forfeitures will be allocated to the participants' accounts in accordance with Plan provisions.

Effective July 1, 2002, participants may contribute up to 50% of their annual compensation subject to limits established by the Internal Revenue Service.

Effective January 1, 2002, participants may obtain a loan against their account balance by contacting MFS. Prior to January 1, 2002, participants were required to obtain Plan Sponsor approval in order to obtain a loan against their account balance.

(Continued)

(8) Transfers from Other Plan

During 2002, certain employees of Huffy Service First, Inc., a wholly-owned subsidiary of the Company, became employees of another subsidiary of the Company. As a result, the participant accounts for these employees which were held by the Huffy Service First, Inc. Savings Plan were transferred to the Plan.

Schedule 1

HUFFY CORPORATION SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Securities of participating employer:			
* Huffy Corporation Common Stock Fund	168,206 units of fund at cost of $4.25 per share	$	504,432
Mutual funds:			
* MFS Mid-Cap Growth Fund	293,902 units of fund		1,663,484
American Balanced Fund	114,254 units of fund		1,647,548
Franklin Balance Sheet Fund	41,905 units of fund		1,554,252
* MFS Fixed Fund	1,510,919 units of fund at cost of $1 per unit		1,510,919
* Massachusetts Investors Trust	105,917 units of fund		1,363,152
* MFS Bond Fund	90,123 units of fund		1,140,053
Barclays Global Investors S&P 500 Stock Fund	9,623 units of fund		1,026,869
PIMCO Total Return Fund	61,277 units of fund		653,370
* MFS Value Fund	39,361 units of fund		650,244
American EuroPacific Growth Fund	27,829 units of fund		639,231
* Conservative Portfolio Option	414 units of fund at cost of $9.94 per unit		4,080
Total mutual funds			11,853,202
Participant loans:			
* Various plan participants	39 loans to participants (interest rates from 5.25% to 10.5%)		259,513
		$	12,617,147

* Denotes party-in-interest

See independent auditors' report.

Schedule 2

HUFFY CORPORATION SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of investment	Purchase price	Selling price	Cost of asset sold	Net loss
* Huffy Corporation Common Stock Fund	Units of fund	$ 646,961	$ 644,922	$ 760,804	$ (115,882)

* Denotes party-in-interest

See independent auditors' report.